                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                            MEMBERWORKS INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    586002107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                ROBERT C. BENSKY
                        C/O TECHNOLOGY CROSSOVER VENTURES
                            56 MAIN STREET, SUITE 200
                               MILLBURN, NJ 07041
                                 (973) 467-5320
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 23, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-1(A) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                         Page 2 of 32 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        TECHNOLOGY CROSSOVER VENTURES, L.P.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        See Item 2 for identification of General Partner
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a)
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
--------------------------------------------------------------------------------
     NUMBER OF            7    SOLE VOTING POWER
      SHARES                   626,431(A)
   BENEFICIALLY
     OWNED BY             ------------------------------------------------------
    REPORTING             8    SHARED VOTING POWER
   PERSON WITH                 0(A)
                          ------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               626,431(A)
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               0(A)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        626,431(A)
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

(A) Excludes an aggregate of 49,609 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                         Page 3 of 32 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        TECHNOLOGY CROSSOVER VENTURES, C.V.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        See Item 2 for a list of General Partners
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a)
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Netherlands Antilles
--------------------------------------------------------------------------------
     NUMBER OF            7    SOLE VOTING POWER
      SHARES                   49,609(A)
   BENEFICIALLY
     OWNED BY             ------------------------------------------------------
    REPORTING             8    SHARED VOTING POWER
   PERSON WITH                 0(A)
                          ------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               49,609(A)
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               0(A)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        49,609(A)
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.3%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

(A) Excludes an aggregate of 626,431 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                         Page 4 of 32 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        TECHNOLOGY CROSSOVER MANAGEMENT, L.L.C.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        See Item 2 for list of Managing Members
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a)
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
--------------------------------------------------------------------------------
     NUMBER OF            7    SOLE VOTING POWER
      SHARES                   676,040
   BENEFICIALLY
     OWNED BY             ------------------------------------------------------
    REPORTING             8    SHARED VOTING POWER
   PERSON WITH                 0
                          ------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               676,040
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        676,040
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                         Page 5 of 32 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        TECHNOLOGY CROSSOVER VENTURES II, L.P.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        See Item 2 for identification of General Partner
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
--------------------------------------------------------------------------------
     NUMBER OF            7    SOLE VOTING POWER
      SHARES                   0(A)
   BENEFICIALLY
     OWNED BY             ------------------------------------------------------
    REPORTING             8    SHARED VOTING POWER
   PERSON WITH                 0(A)
                          ------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               0(A)
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               0(A)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0(A)
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

(A) Excludes an aggregate of 676,040 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                         Page 6 of 32 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        TCV II(Q), L.P.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        See Item 2 for identification of General Partner
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
--------------------------------------------------------------------------------
     NUMBER OF            7    SOLE VOTING POWER
      SHARES                   0(A)
   BENEFICIALLY
     OWNED BY             ------------------------------------------------------
    REPORTING             8    SHARED VOTING POWER
   PERSON WITH                 0(A)
                          ------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               0(A)
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               0(A)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0(A)
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

(A) Excludes an aggregate of 676,040 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                         Page 7 of 32 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        TCV II STRATEGIC PARTNERS, L.P.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        See Item 2 for identification of General Partner
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
--------------------------------------------------------------------------------
     NUMBER OF            7    SOLE VOTING POWER
      SHARES                   0(A)
   BENEFICIALLY
     OWNED BY             ------------------------------------------------------
    REPORTING             8    SHARED VOTING POWER
   PERSON WITH                 0(A)
                          ------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               0(A)
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               0(A)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0(A)
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        LESS THAN 0.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

(A) Excludes an aggregate of 676,040 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                         Page 8 of 32 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        TECHNOLOGY CROSSOVER VENTURES II, C.V.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        See Item 2 for a list of Managing General Partners
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        NETHERLANDS ANTILLES
--------------------------------------------------------------------------------
     NUMBER OF            7    SOLE VOTING POWER
      SHARES                   0(A)
   BENEFICIALLY
     OWNED BY             ------------------------------------------------------
    REPORTING             8    SHARED VOTING POWER
   PERSON WITH                 0(A)
                          ------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               0(A)
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               0(A)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0(A)
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        LESS THAN 0.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

(A) Excludes an aggregate of 676,040 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                         Page 9 of 32 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        TCV II, V.O.F.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        See Item 2 for a list of Managing General Partners
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        NETHERLANDS ANTILLES
--------------------------------------------------------------------------------
     NUMBER OF            7    SOLE VOTING POWER
      SHARES                   0(A)
   BENEFICIALLY
     OWNED BY             ------------------------------------------------------
    REPORTING             8    SHARED VOTING POWER
   PERSON WITH                 0(A)
                          ------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               0(A)
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               0(A)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0(A)
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

(A) Excludes an aggregate of 676,040 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                        Page 10 of 32 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        TECHNOLOGY CROSSOVER MANAGEMENT II, L.L.C.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        See Item 2 for a list of Managing Members
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
--------------------------------------------------------------------------------
     NUMBER OF            7    SOLE VOTING POWER
      SHARES                   0(A)
   BENEFICIALLY
     OWNED BY             ------------------------------------------------------
    REPORTING             8    SHARED VOTING POWER
   PERSON WITH                 0(A)
                          ------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               0(A)
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               0(A)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0(A)
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO
--------------------------------------------------------------------------------

(A) Excludes an aggregate of 676,040 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                        Page 11 of 32 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        TCV III (GP)
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        See Item 2 for identification of General Partner
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
--------------------------------------------------------------------------------
     NUMBER OF            7    SOLE VOTING POWER
      SHARES                   0(A)
   BENEFICIALLY           ------------------------------------------------------
     OWNED BY             8    SHARED VOTING POWER
    REPORTING                  0(A)
   PERSON WITH            ------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               0(A)
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               0(A)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0(A)
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

(A) Excludes an aggregate of 676,040 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                        Page 12 of 32 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        TCV III, L.P.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        See Item 2 for identification of General Partner
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
--------------------------------------------------------------------------------
     NUMBER OF            7    SOLE VOTING POWER
      SHARES                   0(A)
   BENEFICIALLY           ------------------------------------------------------
     OWNED BY             8    SHARED VOTING POWER
    REPORTING                  0(A)
   PERSON WITH            ------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               0(A)
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               0(A)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0(A)
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

(A) Excludes an aggregate of 676,040 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                        Page 13 of 32 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        TCV III (Q), L.P.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        See Item 2 for identification of General Partner
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
--------------------------------------------------------------------------------
     NUMBER OF            7    SOLE VOTING POWER
      SHARES                   0(A)
   BENEFICIALLY           ------------------------------------------------------
     OWNED BY             8    SHARED VOTING POWER
    REPORTING                  0(A)
   PERSON WITH            ------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               0(A)
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               0(A)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0(A)
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

(A) Excludes an aggregate of 676,040 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                        Page 14 of 32 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        TCV III Strategic Partners, L.P.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        See Item 2 for identification of General Partner
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
--------------------------------------------------------------------------------
     NUMBER OF            7    SOLE VOTING POWER
      SHARES                   0(A)
   BENEFICIALLY           ------------------------------------------------------
     OWNED BY             8    SHARED VOTING POWER
    REPORTING                  0(A)
   PERSON WITH            ------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               0(A)
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               0(A)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0(A)
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

(A) Excludes an aggregate of 676,040 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                        Page 15 of 32 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        TECHNOLOGY CROSSOVER MANAGEMENT III, L.L.C.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        See Item 2 for a list of Managing Members
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
--------------------------------------------------------------------------------
     NUMBER OF            7    SOLE VOTING POWER
      SHARES                   0(A)
   BENEFICIALLY           ------------------------------------------------------
     OWNED BY             8    SHARED VOTING POWER
    REPORTING                  0(A)
   PERSON WITH            ------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               0(A)
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               0(A)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0(A)
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO
--------------------------------------------------------------------------------

(A) Excludes an aggregate of 676,040 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                        Page 16 of 32 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        JAY C. HOAG
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Citizen
--------------------------------------------------------------------------------
     NUMBER OF            7    SOLE VOTING POWER
      SHARES                   0
   BENEFICIALLY           ------------------------------------------------------
     OWNED BY             8    SHARED VOTING POWER
    REPORTING                  676,040
   PERSON WITH            ------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               676,040
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        676,040
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                        Page 17 of 32 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        RICHARD H. KIMBALL
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Citizen
--------------------------------------------------------------------------------
     NUMBER OF            7    SOLE VOTING POWER
      SHARES                   0
   BENEFICIALLY           ------------------------------------------------------
     OWNED BY             8    SHARED VOTING POWER
    REPORTING                  676,040
   PERSON WITH            ------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               676,040
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        676,040
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                        Page 18 of 32 Pages
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

        The title of the class of securities to which this Schedule 13D relates is Common Stock ("Common Stock") of MemberWorks Incorporated, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 680 Washington Boulevard, Suite 1100, Stamford, CT, 06901.

Item 2. Identity and Background.

        Set forth below is the following information with respect to each of the persons filing this Schedule 13D (together, the "Filing Persons") and, in addition, each of such person's managing partners or managing members, as the case may be, and, if applicable, the persons controlling such managing partners or managing members (such additional persons, together with the Filing Persons, the "Item 2 Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws and (f) citizenship (if individual) or jurisdiction of organization (if entity).

        I.

                (a) Technology Crossover Ventures, L.P., a Delaware limited partnership ("TCV I, L.P."). The General Partner of TCV I, L.P. is Technology Crossover Management, L.L.C., a Delaware limited liability company ("TCM I"). The sole Managing Members of TCM I are Jay C. Hoag ("Hoag") and Richard H. Kimball ("Kimball").

                (b)     575 High Street, Suite 400, Palo Alto, CA 94301

                (c)     TCV I, L.P. is an investment fund.

                (d)     No criminal convictions (1).

                (e) No adverse civil judgments for violations of securities laws (1).

                (f)     Delaware.

        II.

                (a) Technology Crossover Ventures, C.V., a Netherlands Antilles limited partnership ("TCV I, C.V."). The General Partners of TCV I, C.V. are TCM I and Technology Crossover Administrator, N.V., a Netherlands Antilles corporation ("TCA I"). TCA I is ultimately controlled by Hoag and Kimball.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                        Page 19 of 32 Pages
--------------------------------------------------------------------------------

                (b)     Pietermaai 15, Willemstad, Curacao, Netherlands Antilles

                (c)     TCV I, C.V. is an investment fund.

                (d)     No criminal convictions (1).

                (e) No adverse civil judgments for violations of securities laws (1).

                (f)     Netherlands Antilles.

        III.

                (a) Technology Crossover Management, L.L.C., a Delaware limited liability company. The sole Managing Members of TCM I are Hoag and Kimball.

                (b)     575 High Street, Suite 400, Palo Alto, CA 94301.

                (c)     TCM I is an investment fund manager.

                (d)     No criminal convictions (1).

                (e) No adverse civil judgments for violations of securities laws (1).

                (f)     Delaware.

        IV.

                (a) Technology Crossover Administrator, N.V., a Netherlands Antilles corporation. TCA I is ultimately controlled by Hoag and Kimball.

                (b)     Pietermaai 15, Willemstad, Curacao, Netherlands
                        Antilles.

                (c)     TCA I is the Administrative General Partner of TCV I,
                        C.V.

                (d)     No criminal convictions (1).

                (e) No adverse civil judgments for violations of securities laws (1).

                (f)     Netherlands Antilles.

        V.

                (a) Technology Crossover Ventures II, L.P., a Delaware limited partnership ("TCV II, L.P."). The General Partner of TCV II, L.P. is Technology Crossover Management II, L.L.C., a Delaware limited liability company ("TCM II"). The sole Managing Members of TCM II are Hoag and Kimball.

                (b)     575 High Street, Suite 400, Palo Alto, CA 94301.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                        Page 20 of 32 Pages
--------------------------------------------------------------------------------

                (c)     TCV II, L.P. is an investment fund.

                (d)     No criminal convictions (1).

                (e) No adverse civil judgments for violations of securities laws (1).

                (f)     Delaware.

        VI.

                (a) TCV II (Q), L.P., a Delaware limited partnership ("TCV II (Q)"). The General Partner of TCV II (Q) is TCM II.

                (b)     575 High Street, Suite 400, Palo Alto, CA 94301.

                (c)     TCV II (Q) is an investment fund.

                (d)     No criminal convictions (1).

                (e) No adverse civil judgments for violations of securities laws (1).

                (f)     Delaware.

        VII.

                (a) TCV II Strategic Partners, L.P., a Delaware limited partnership ("TCV II SP"). The General Partner of TCV II Strategic Partners is TCM II.

                (b)     575 High Street, Suite 400, Palo Alto, CA 94301.

                (c)     TCV II SP is an investment fund.

                (d)     No criminal convictions (1).

                (e) No adverse civil judgments for violations of securities laws (1).

                (f)     Delaware.

        VIII.

                (a) Technology Crossover Ventures II, C.V., a Netherlands Antilles limited partnership ("TCV II, C.V."). The Managing General Partners of TCV II, C.V. are TCM II and Technology Crossover Administrator II, N.V., a Netherlands Antilles corporation ("TCA II"). TCA II is ultimately controlled by Hoag and Kimball.

                (b)     Pietermaai 15, Willemstad, Curacao, Netherlands
                        Antilles.

                (c)     TCV II, C.V. is an investment fund.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                        Page 21 of 32 Pages
--------------------------------------------------------------------------------

                (d)     No criminal convictions (1).

                (e) No adverse civil judgments for violations of securities laws (1).

                (f)     Netherlands Antilles.

        IX.

                (a) TCV II, V.O.F., a Netherlands Antilles general partnership ("TCV II, V.O.F."). The Managing General Partners of TCV II, V.O.F. are TCM II and TCA II.

                (b)     Pietermaai 15, Willemstad, Curacao, Netherlands
                        Antilles.

                (c)     TCV II, V.O.F. is an investment fund.

                (d)     No criminal convictions (1).

                (e) No adverse civil judgments for violations of securities laws (1).

                (f)     Netherlands Antilles.

        X.

                (a) Technology Crossover Management II, L.L.C., a Delaware limited liability company. The sole Managing Members of TCM II are Hoag and Kimball.

                (b)     575 High Street, Suite 400, Palo Alto, CA 94301.

                (c)     TCM II is an investment fund manager.

                (d)     No criminal convictions (1).

                (e) No adverse civil judgments for violations of securities laws (1).

                (f)     Delaware.

        XI.

                (a) Technology Crossover Administrator II, N.V., a Netherlands Antilles corporation. TCA II is ultimately controlled by Hoag and Kimball.

                (b)     Pietermaai 15, Willemstad, Curacao, Netherlands
                        Antilles.

                (c) TCA II is the Administrative General Partner of TCV II, C.V. and TCV II, V.O.F.

                (d)     No criminal convictions (1).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                        Page 22 of 32 Pages
--------------------------------------------------------------------------------

                (e) No adverse civil judgments for violations of securities laws (1).

                (f)     Netherlands Antilles.

        XII.

                (a) TCV III (GP), a Delaware general partnership. The General Partner of TCV III (GP) is Technology Crossover Management III, L.L.C., a Delaware limited liability company ("TCM III"). The sole Managing Members of TCM III are Hoag and Kimball.

                (b)     575 High Street, Suite 400, Palo Alto, CA 94301.

                (c)     TCV III (GP) is an investment fund.

                (d)     No criminal convictions (1).

                (e) No adverse civil judgments for violations of securities laws (1).

                (f)     Delaware.

        XIII.

                (a) TCV III, L.P., a Delaware limited partnership. The General Partner of TCV III, L.P. is TCM III. The sole Managing Members of TCM III are Hoag and Kimball.

                (b)     575 High Street, Suite 400, Palo Alto, CA 94301.

                (c)     TCV III, L.P. is an investment fund.

                (d)     No criminal convictions (1).

                (e) No adverse civil judgments for violations of securities laws (1).

                (f)     Delaware.

        XIV.

                (a) TCV III (Q), L.P., a Delaware limited partnership ("TCV III (Q)"). The General Partner of TCV III (Q) is TCM
                        III. The sole Managing Members of TCM III are Hoag and Kimball.

                (b)     575 High Street, Suite 400, Palo Alto, CA 94301.

                (c)     TCV III (Q) is an investment fund.

                (d)     No criminal convictions (1).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                        Page 23 of 32 Pages
--------------------------------------------------------------------------------

                (e) No adverse civil judgments for violations of securities laws (1).

                (f)     Delaware.

        XV.

                (a) TCV III Strategic Partners, L.P., a Delaware limited partnership ("TCV III SP"). The General Partner of TCV III SP is TCM III. The sole Managing Members of TCM III are Hoag and Kimball.

                (b)     575 High Street, Suite 400, Palo Alto, CA 94301.

                (c)     TCV III SP is an investment fund.

                (d)     No criminal convictions (1).

                (e) No adverse civil judgments for violations of securities laws (1).

                (f)     Delaware.

        XVI.

                (a) Technology Crossover Management III, L.L.C., a Delaware limited liability company. The sole Managing Members of TCM III are Hoag and Kimball.

                (b)     575 High Street, Suite 400, Palo Alto, CA 94301.

                (c)     TCM III is an investment fund manager.

                (d)     No criminal convictions (1).

                (e) No adverse civil judgments for violations of securities laws (1).

                (f)     Delaware.

        XVII.

                (a)     Jay C. Hoag

                (b)     575 High Street, Suite 400, Palo Alto, CA 94301.

                (c)     Hoag is a Managing Member of TCM I, TCM II and TCM III.

                (d)     No criminal convictions (1).

                (e) No adverse civil judgments for violations of securities laws (1).

                (f)     Citizen of the United States of America.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                        Page 24 of 32 Pages
--------------------------------------------------------------------------------

        XVIII.

                (a)     Richard H. Kimball

                (b)     575 High Street, Suite 400, Palo Alto, CA 94301.

                (c)     Kimball is a Managing Member of TCM I, TCM II and TCM
                        III.

                (d)     No criminal convictions (1).

                (e) No adverse civil judgments for violations of securities laws (1).

                (f)     Citizen of the United States of America.

-----------

(1) During the last five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                All of the securities of the Issuer disclosed on the cover pages to this Schedule 13D are held of record by the entities listed below. The source of funds used in the acquisition of such securities, in each case, was the general working capital of such entities. Such working capital was contributed by such entities' respective partners.

                                                 Aggregate                         Weighted
                                                 Number of        Aggregate     Average Price
                    Holder                       Shares (1)    Amount Paid (2)    Per Share
---------------------------------------------------------------------------------------------
TCV I, L.P.                                        626,431         $4,632,309         $7.39
TCV I, C.V.                                         49,609            366,843          7.39
TCV II, L.P.                                             0                  0             0
TCV II (Q)                                               0                  0             0
TCV II SP                                                0                  0             0
TCV II, C.V.                                             0                  0             0
TCV II, V.O.F.                                           0                  0             0
TCV III (GP)                                             0                  0             0
TCV III, L.P.                                            0                  0             0
TCV III (Q)                                              0                  0             0
TCV III SP                                               0                  0             0
---------------------------------------------------------------------------------------------
TOTALS                                             676,040         $4,999,152         $7.39
                                                   =======         ==========         =====

-----------

(1) Includes shares issuable upon the exercise of warrants. Includes both open market purchases of Common Stock and Common Stock issued upon conversion of Preferred Stock of the Issuer.

(2) Includes exercise price of warrants exercisable within 60 days of the date hereof.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                        Page 25 of 32 Pages
--------------------------------------------------------------------------------

Item 4. Purpose of Transaction.

        The acquisitions of the shares of the Issuer's Common Stock that are the subject of this filing were made for the purpose of investment and not with a view to distribution of the shares or with a view toward acquiring control of the Issuer. The Item 2 Persons with the power to do so may sell, or cause to be sold, all or part of such shares or acquire, or cause to be acquired, additional securities of the Issuer depending on market conditions and other economic factors.

        Except as described above, no reporting person has any current plans or proposals that relate to or would result in:

                (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                (e) Any material change in the present capitalization or dividend policy of the Issuer;

                (f) Any other material change in the Issuer's business or corporate structure;

                (g) Change in the Issuer's character, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                (j)     Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        (a) AND (b) Except to the extent otherwise expressly stated herein, this Schedule 13D shall not be construed as an admission that any Item 2 Person is, for purposes of

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                        Page 26 of 32 Pages
--------------------------------------------------------------------------------

Section 13(d) or 13(g) of the Act, the beneficial owner or any Common Stock disclosed in this Schedule 13D. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by each Item 2 Person are as follows:

                        Common Stock Beneficially Owned
                      ----------------------------------
                                           Shares Subject            %
                                            to Option or         of Class    Voting  Dispositive
   Item 2 Person      Shares Outstanding       Warrant              (1)       Power     Power
------------------------------------------------------------------------------------------------
TCV I, L.P.(2)             601,152             25,279                4.0%     sole       sole
TCV I, C.V.(2)              47,608              2,001                0.3%     sole       sole
TCM I                      648,760             27,280                4.4%     sole       sole
TCA I                            0                  0                0.0%      N/A       N/A
TCV II, L.P.(3)                  0                  0                0.0%     sole       sole
TCV II (Q)(3)                    0                  0                0.0%     sole       sole
TCV II SP(3)                     0                  0                0.0%     sole       sole
TCV II, C.V.(3)                  0                  0                0.0%     sole       sole
TCV II, V.O.F.(3)                0                  0                0.0%     sole       sole
TCM II                           0                  0                0.0%     sole       sole
TCA II                           0                  0                0.0%      N/A       N/A
TCV III (GP)(4)                  0                  0                0.0%     sole       sole
TCV III, L.P.(4)                 0                  0                0.0%     sole       sole
TCV III (Q)(4)                   0                  0                0.0%     sole       sole
TCV III SP(4)                    0                  0                0.0%     sole       sole
TCM III                          0                  0                0.0%     sole       sole
Hoag (5)                   648,760             27,280                4.4%    shared      sole
Kimball (5)                648,760             27,280                4.4%    shared      sole

-------------

(1) All percentages in this table are based, pursuant to Rule 13d-1(j) of the Securities Exchange Act of 1934, on the 15,471,402 shares of Common Stock of the Company outstanding as of October 29, 1999, as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999.

(2) Each noted entity (together, the "TCV I Funds") is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. TCM I, as sole General Partner of TCV I, L.P. and as Investment General Partner of TCV I, C.V., may also be deemed to have sole voting and investment power with respect to such securities.

(3) Each noted entity (together, the "TCV II Funds") is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. TCM II, as sole General Partner of TCV II, L.P., TCV II (Q) and TCV II SP, and as Investment General Partner of TCV II, V.O.F. and TCV II, C.V., may also be deemed to have sole voting and investment power with respect to such securities.

(4) Each noted entity (together, the "TCV III Funds") is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. TCM III, as sole General Partner of the TCV III Funds, may also be deemed to have sole voting and investment power with respect to such securities.

(5) Under the operating agreements of TCM I, TCM II, and TCM III, Hoag and Kimball have the independent power to cause the funds managed by such entities to buy and sell securities of publicly traded portfolio

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                        Page 27 of 32 Pages
--------------------------------------------------------------------------------

        companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, Hoag and Kimball may also be deemed to have sole dispositive power and shared voting power with respect to the securities held by the TCV I Funds, TCV II Funds and TCV III Funds.

Shares Held by Marc S. Tesler

        Marc S. Tesler ("Tesler") is a non-managing member of TCM I, TCM II and TCM III. Tesler is also a member of the Board of Directors of the Issuer. Mr. Tesler's beneficial ownership of Common Stock of the Issuer consists exclusively of 27,000 shares of Common Stock of the Issuer subject to options which may become exercisable within 60 days of the date hereof (the "Tesler Shares"). Tesler also holds options covering an additional 9,000 shares of Common Stock of the Issuer that will not become exercisable within 60 days of the date hereof. Under the operating agreements of TCM I, TCM II and TCM III, non-managing members have no voting or dispositive power with respect to securities held by the TCV I Funds, TCV II Funds, or TCV III Funds. No Item 2 Person has the sole or shared power to vote or dispose of any of the Tesler Shares.

(c) The following is a list of transactions in the Issuer's securities by the Item 2 Persons within the last 60 days, all of which were open market purchases effected on the dates set forth below:

                      November 1, 1999   November 2, 1999   November 5, 1999   November 23, 1999
------------------------------------------------------------------------------------------------
                                 Price              Price             Price               Price
                       Shares     Per     Shares     Per     Shares    Per      Shares     Per
   Item 2 Person        Sold     Share     Sold     Share     Sold    Share      Sold     Share
------------------------------------------------------------------------------------------------
TCV II, L.P.            1,530    $27.06    3,062    $27.00   10,046    $26.51    23,490   $27.54
TCV II (Q)              1,177     27.06    2,353     27.00    7,723     26.51    18,058    27.54
TCV II SP                 209     27.06      417     27.00    1,370     26.51     3,205    27.54
TCV II, C.V.              234     27.06      468     27.00    1,535     26.51     3,584    27.54
TCV II, V.O.F.             50     27.06      100     27.00      326     26.51       763    27.54
TCV III (GP)               13     27.06       26     27.00       84     26.51       197    27.54
TCV III, L.P.              62     27.06      124     27.00      397     26.51       935    27.54
TCV III (Q), L.P.       1,651     27.06    3,301     27.00   10,544     26.51    24,850    27.54
TCV III SP                 74     27.06      149     27.00      475     26.51     1,118    27.54
------------------------------------------------------------------------------------------------
Total                   5,000    $27.06   10,000    $27.00   32,500    $26.51    76,200   $27.54

--------------

(d)     Inapplicable.

(e) Except to the extent otherwise expressly stated herein, this Schedule 13D shall not be construed as an admission that any Item 2 Person is, or was, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any Common Stock disclosed in this Schedule 13D. Each Item 2 Person ceased to be the beneficial owner of more than five percent of the class of securities on November 23, 1999.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                        Page 28 of 32 Pages
--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        There are no contracts, arrangements or understandings among any of the
Item 2 Persons made or entered into specifically with respect to holding, voting or disposing of the Common Stock of the Issuer.

        Under the terms of the respective Partnership Agreements of the TCV I Funds, TCM I possesses the power to manage the investment activities of the TCV I Funds, including the power to direct the voting and direct the disposition of the Common Stock of the Issuer. Under the terms of the respective Partnership Agreements of the TCV II Funds, TCM II possesses the power to manage the investment activities of the TCV II Funds, including the power to direct the voting and disposition of the Common Stock of the Issuer. Under the terms of the respective Partnership Agreements of the TCV III Funds, TCM III possesses the power to manage the investment activities of the TCV III Funds, including the power to direct the voting and disposition of the Common Stock of the Issuer. Under the Operating Agreements of TCM I TCM II, and TCM III, Hoag and Kimball (the sole Managing Members of each of such entities) possess the power to cause TCM I, TCM II and TCM III to exercise such voting and dispositive power with respect to the securities of the Issuer held by the TCV I Funds, TCV II Funds and the TCV III Funds.

Item 7. Material to be Filed as Exhibits.

        The following exhibit was filed as Exhibit A to the original Schedule 13D relating to the Common Stock of MemberWorks Incorporated, filed by the undersigned with the Securities and Exchange Commission on June 6, 1997, and is hereby incorporated herein by reference:

        Exhibit A - Statement Appointing Designated Filer and Authorized Signer

        The following exhibit was filed as Exhibit C to the Schedule 13G relating to the Common Stock of CacheFlow, Inc., filed by the undersigned with the Securities and Exchange Commission on November 29, 1999, and is hereby incorporated herein by reference:

        Exhibit B - Agreement to File Jointly and Statement Appointing Designated Filer and Authorized Signatory

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                        Page 29 of 32 Pages
--------------------------------------------------------------------------------

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 6, 1999

                                        TECHNOLOGY CROSSOVER VENTURES, L.P.,
                                        a Delaware Limited Partnership

                                        By: /s/ Robert C. Bensky
                                           -------------------------------------
                                           Robert c. Bensky
                                           Authorized Signatory

                                        TECHNOLOGY CROSSOVER VENTURES, C.V., a
                                        Netherlands Antilles Limited Partnership

                                        By: /s/ Robert C. Bensky
                                           -------------------------------------
                                           Robert C. Bensky
                                           Authorized Signatory

                                        TECHNOLOGY CROSSOVER MANAGEMENT,
                                        L.L.C., a Delaware Limited
                                        Liability Company

                                        By: /s/ Robert C. Bensky
                                           -------------------------------------
                                           Robert C. Bensky
                                           Authorized Signatory

                                        TECHNOLOGY CROSSOVER VENTURES II, L.P.,
                                        a Delaware Limited Partnership

                                        By: /s/ Robert C. Bensky
                                           -------------------------------------
                                           Robert C. Bensky
                                           Authorized Signatory

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                        Page 30 of 32 Pages
--------------------------------------------------------------------------------


                                      TCV II (Q), L.P.,
                                      a Delaware Limited Partnership

                                      By: /s/ Robert C. Bensky
                                         ---------------------------------------
                                         Robert C. Bensky
                                         Authorized Signatory

                                      TCV II STRATEGIC PARTNERS, L.P.,
                                      a Delaware Limited Partnership

                                      By: /s/ Robert C. Bensky
                                         ---------------------------------------
                                         Robert C. Bensky
                                         Authorized Signatory

                                      TECHNOLOGY CROSSOVER VENTURES II, C.V.,
                                      a Netherlands Antilles Limited Partnership

                                      By: /s/ Robert C. Bensky
                                         ---------------------------------------
                                         Robert C. Bensky
                                         Authorized Signatory

                                      TCV II, V.O.F.,
                                      a Netherlands Antilles General Partnership

                                      By: /s/ Robert C. Bensky
                                         ---------------------------------------
                                         Robert C. Bensky
                                         Authorized Signatory

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                        Page 31 of 32 Pages
--------------------------------------------------------------------------------


                                    TECHNOLOGY CROSSOVER MANAGEMENT II,
                                    L.L.C., a Delaware Limited Liability Company

                                    By: /s/ Robert C. Bensky
                                       -----------------------------------------
                                       Robert C. Bensky
                                       Authorized Signatory

                                    TCV III (GP),
                                    a Delaware General Partnership

                                    By: /s/ Robert C. Bensky
                                       -----------------------------------------
                                       Robert C. Bensky
                                       Authorized Signatory

                                    TCV III, L.P.,
                                    a Delaware Limited Partnership

                                    By: /s/ Robert C. Bensky
                                       -----------------------------------------
                                       Robert C. Bensky
                                       Authorized Signatory

                                    TCV III (Q), L.P.,
                                    a Delaware Limited Partnership

                                    By: /s/ Robert C. Bensky
                                       -----------------------------------------
                                       Robert C. Bensky
                                       Authorized Signatory

                                    TCV III STRATEGIC PARTNERS, L.P.,
                                    a Delaware Limited Partnership

                                    By: /s/ Robert C. Bensky
                                       -----------------------------------------
                                       Robert C. Bensky
                                       Authorized Signatory

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   586002107                                        Page 32 of 32 Pages
--------------------------------------------------------------------------------

                                     TECHNOLOGY CROSSOVER MANAGEMENT III,
                                     L.L.C. a Delaware Limited Liability Company

                                     By: /s/ Robert C. Bensky
                                        ----------------------------------------
                                        Robert C. Bensky
                                        Authorized Signatory

                                     JAY C. HOAG

                                     By: /s/ Robert C. Bensky
                                        ----------------------------------------
                                        Robert C. Bensky
                                        Authorized Signatory

                                     RICHARD H. KIMBALL

                                     By: /s/ Robert C. Bensky
                                        ----------------------------------------
                                        Robert C. Bensky
                                        Authorized Signatory